EXHIBIT 21
Listing of Subsidiaries

Name of Subsidiary	State of Incorporation or Organization

Direct Methanol Fuel Cell Corporation	Delaware

Arroyo Sciences, Inc.	Delaware

Ionfinity LLC	Delaware

eCARmerce Inc.	Delaware

Concentric Water Technology LLC	Delaware